PRESS RELEASE

Klondex Announces AGM Results, Appoints Mark Daniel to the Board of Directors and Charles Oliver as Special Advisor to the Board

Vancouver, BC – June 17, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) is pleased to announce the results of its annual meeting of shareholders held today (the “Meeting”) and welcomes Mark Daniel to the Board of Directors and Charles Oliver as Special Advisor to the Board.

Mark Daniel, a Ph.D. in Economics, brings over 30 years of experience to Klondex. He started his career at the Government of Canada as an Economist, and soon after joined the Conference Board of Canada, responsible for the Board’s research and networking programs in management effectiveness. Most currently, Mr. Daniel was Vice President, Human Resources at CVRD INCO, where he was responsible for Company’s world-wide people strategy including Industrial Relations, Recruitment, Organizational Development and Compensation. Mr. Daniel now provides counsel to Boards, CEOs and senior management on organizational design, executive recruitment and development, compensation and performance improvement in organizations that range from startups to global multi-billion dollar enterprises. He is a current Board member of AuRico Gold Inc.

Charles Oliver, a CFA, HB.Sc. in Geology, brings to Klondex over 25 years of experience as an award winning fund manager. He recently retired from Sprott Asset Management as Lead Portfolio Manager of the Gold and Precious Metals Fund. Mr. Oliver is currently a board member for Integra Gold. He began his career as a field geologist in Québec after which, he moved to Toronto to work as a trader and broker, eventually joining the buy-side at AGF Funds where he was Senior Vice President and Lead Portfolio Manager of several funds including their Precious Metals Funds.

Paul Andre Huet, President and CEO commented, “We are thrilled to welcome Mark Daniel and Charles Oliver to our team as experts in their fields of economics and market strategy, respectively. The two gentlemen bring unique and qualified backgrounds to round our Company. We look forward to their valuable contributions, as we continue to build Klondex into a mid-tier gold producer.”

Results of the Annual Meeting of Shareholders

A total of 95,721,484 common shares were represented at the Meeting, representing 73.86% of the issued and outstanding common shares of the Company. All matters presented for approval at the Meeting were duly authorized and approved, as follows:

1.	fixing the number of directors of the Company at eight;
2.	election of all management nominees to the board of directors of the Company; and
3.	appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration.

Detailed voting results for the election of directors were as follows:

Name	Shares Voted For	% Voted For	Shares Withheld	% Withheld
Renaud Adams	83,784,850	(99.36%)	536,600	(0.64%)
Rodney Cooper	84,040,010	(99.67%)	281,440	(0.33%)
Mark J. Daniel	84,038,984	(99.67%)	282,466	(0.33%)
James Haggarty	93,668,640	(99.23%)	652,810	(0.77%)
Richard J. Hall	84,042,000	(99.67%)	279,450	(0.33%)
Paul Huet	84,042,944	(99.67%)	278,506	(0.33%)
William Matlack	81,638,816	(96.82%)	2,682,634	(3.18%)
Blair Schultz	66,190,573	(78.50%)	18,130,877	(21.50%)

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Further details on the above matters are set forth in the Company's meeting materials which are accessible under the Company's issuer profile on SEDAR at www.sedar.com. Complete results of voting on all matters of business conducted at the Meeting are included in the report of voting results for the Meeting which is also available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com